UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers Id. (CNPJ/MF): 04.032.433/0001 -80
Company Registry No. (NIRE): 33.300.275410
Publicly-held Company

MINUTES OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS HELD ON DECEMBER 17, 2008
Drawn up in summary format, as provided for by Article 130 of Law 6,404/76

1) Time, date and venue: Held on December 17, 2008 at 10:00 a.m., at the head offices of Contax Participações S.A. (“Company”), located at Rua do Passeio 48 a 56, parte, in the city and state of Rio de Janeiro.

2) Call Notice: Call Notice published in the newspapers Diário Oficial do Estado do Rio de Janeiro, part V, on December 1 on page 5, on December 2 on page 7 and on December 3 on page 7, and in the newspaper Valor Econômico – National Edition on December 1 on page B11, on December 2 on page B11 and on December 3 on page B11.

3) Agenda: (i) Cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, with no reduction in the Company’s capital; (ii) Amendment of the main section of Article 5 of the Bylaws as a result of the aforementioned cancellation, as well as the grouping of shares to adjust the number of shares composing the Company's capital, as approved by the Extraordinary Meeting of Shareholders’ held on October 17, 2007. (iii) Granting of powers to the Company’s Executive Board to execute all measures required to cancel the common and preferred shares held in treasury; (iv) Election, by the holders of common shares, of an alternate member to the Board of Directors to conclude the term of office.

4) Attendance: shareholders representing 73.24% of the voting capital, as per the records and signatures in the Company’s Shareholder Attendance Book.

5) Presiding: Chairman: Michel Neves Sarkis, Secretary: Luciene Sherique Antaki.

6) Resolutions: Shareholders representing 73.24% of the Company’s voting capital attending the Meeting resolved the following:

6.1. Approval of the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, with no reduction in the Company’s capital, with 166,018 common shares continuing to be held in treasury.

6.2. Unanimous approval of the amendment of the main section of Article 5 of the Bylaws, as a result of the aforementioned cancellation, as well as the grouping of shares to adjust the number of shares in which the Company's capital is divided, with said article now reading as follows:

“Article 5 – The capital stock is R$223,873,116.10 (two hundred twenty-three million, eight hundred seventy-three thousand, one hundred sixteen Brazilian real and ten centavos), divided into 14,942,685 shares, of which 5,772,435 are common shares and 9,170,250 are preferred shares, all book-entry, registered and with no par value.”

6.3. Unanimous approval of the granting of powers to the Company’s Executive Board to execute all measures required to implement the cancellation of the common and preferred shares held in treasury.

6.4. Shareholders approved by a majority of votes and with no dissenting opinion the appointment of Mr. IVAN MAGALHÃES JUNIOR, Brazilian, married, engineer, registered at the Rio de Janeiro Engineers’ Association CREA-RJ under no. 54.558 -D, and inscribed in the roll of individual taxpayers (CPF/MF) under no. 627.416.247 -04, resident at Av. República do Chile, 100 - 3° andar, Centro, in the city and state of Rio de Janeiro, for the position of alternate in substitution of Mr. Antonio Henrique Pinheiro Silveira, who resigned from the position. The newly elected member of the Board of Directors will serve as the alternate of Board Member Mr. Antonio Adriano Silva, completing the term of office lasting until the 2009 Annual Shareholders’ Meeting, having declared not to be included in the prohibitions set forth in Article 147 of Law 6,404/76 and therefore having no impediments from exercising the duties for which he was elected. The abstention of shareholders Fundo Fator Sinergia III – FIA and Fundo Fator Sinergia IV – FIA, represented by Mr. Eduardo Sales Garcia, is hereby recorded.

6.5. Shareholders hereby authorize the drawing up of the minutes of this Extraordinary Shareholders’ Meeting in summary form and its publication with the omission of the signatures of attending shareholders, as provided for in Article 130 of Law 6,404/76.

7) Closure: There being no further matters to address, these minutes were drawn up, read, approved and signed by the attending shareholders, noting the abstention and declarations of votes formally presented by shareholders at the Meeting, which will remain filed at the Company’s head offices, and authorized the publication of the minutes with the omission of the signatures of attending shareholders, as provided for in Paragraph 2, Article 130 of Law 6,404/76. This is a free translation of the original instrument in the Book of the Company’s Minutes.

Rio de Janeiro, December 17, 2008.

SECRETARY
Luciene Sherique Antaki

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.